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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

           Certification and Notice of Termination under Section 12(g)
          of the Securities Exchange Act of 1934 or Suspension of Duty
                        to file Reports Under Section 13
                and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-1175

                             COOPER INDUSTRIES, INC.
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             (Exact name of registrant as specified in its charter)

           600 Travis, Suite 5800, Houston, Texas 77002 (713) 209-8400
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -- - - - - -
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $5.00 per share and
                         Preferred Stock Purchase Rights
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -- - - - - -
            (Title of each class of securities covered by this Form)

                                      None
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -- - - - - -
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)      [ ]         Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)       [X]

                   Approximate number of holders of record as
                     of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Cooper Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                       COOPER INDUSTRIES, INC.


Date:  May 22, 2002                    By:  /s/ Diane K. Schumacher
                                           --------------------------------
                                       Name:    Diane K. Schumacher
                                       Title:   Senior Vice President and
                                                General Counsel